QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99 (d)(14)

WESTFIELD AMERICA MANAGEMENT LIMITED (ACN 072 780 619)
Level 24 Westfield Towers
100 William Street
Sydney, NSW Australia 2011

May 22, 2001

Valley Fair University Towne Member LLC
c/o J.P. Morgan Investment Management Inc.
522 Fifth Avenue
New York, New York 10036

  Re: Amendment to Letter Agreement

Ladies and Gentlemen:

    Reference is made to that certain Letter Agreement, dated February 14, 2001 (the "Letter Agreement"), among Valley Fair University Towne Member LLC ("VFUT"), a Delaware limited liability company, and Westfield America Management Limited ("WAML"), in its capacity as responsible entity and trustee of Westfield America Trust (in such capacity, the "Manager"). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Letter Agreement.

    This letter confirms our agreement as follows:

    (1) Paragraph (3)(a) of the Letter Agreement shall be deleted in its entirety and replaced with the following language:

      "(a) (i) If, at the time the LLC Put Option or the Mall Put Option is exercised, WEA's shares of common stock are not Publicly Traded, the Manager agrees to issue an exchange right (the "WAT Exchange Right") to VFUT pursuant to which VFUT shall have the right to, at any time after the closing of a transaction contemplated by the LLC Put Option or the Mall Put Option, exchange WEA common shares received under the Agreement (the "Put Option Shares") for cash or ordinary units in WAT (at the Manager's election). In addition, at any time when WEA's shares of common stock are not Publicly Traded, VFUT, or any subsequent holder, shall not have the right to sell the Put Option Shares except to an unaffiliated third party on an all cash basis (a "Permitted Sale"). "Publicly Traded" shall mean listed or admitted to trading on any national securities exchange or The NASDAQ Stock Market's National Market System.

      (ii) If, at the time the LLC Put Option or the Mall Put Option is exercised, WEA's shares of common stock are not Publicly Traded, then the Manager and VFUT agree to enter into a right of first refusal agreement (the "Right of First Refusal") and a call right agreement (the "Call Right"). The terms of the Right of First Refusal shall include that if VFUT, or any subsequent holder (other than any holder that acquires the Put Option Shares pursuant to a Permitted Sale), receives a bona fide offer for a Permitted Sale, VFUT, or any subsequent holder (other than any holder that acquires the Put Option Shares pursuant to a Permitted Sale), shall notify the Manager of such offer and the Manager shall have the right, within five business days of such notification to elect to purchase the shares on the same terms and conditions as the proposed offer, for cash or ordinary units in WAT (at the Manager's election). If the Manager elects to purchase the Put Option Shares as provided above, the Manager shall complete the purchase of such shares within five business days of its decision to do so. The terms of the Call Right shall include that the Manager shall have the right to purchase the Put Option Shares from VFUT, or any subsequent holder (other than any holder that acquires the Put Option Shares pursuant to a Permitted Sale)

  at any time after the first anniversary of the issuance of the Put Option Shares for cash or ordinary units in WAT (at the Manager's election).

      (iii) The amount of cash (the "Cash Amount") to be received in exchange for each Put Option Share acquired in connection with the WAT Exchange Right or the Call Right would be calculated by multiplying the Mall REIT Industry FFO Multiple for the most recent four calendar quarters for which such calculation is available by WEA's funds from operations per WEA Share for the same four calendar quarters. The Mall REIT Industry FFO Multiple is the weighted average (by market capitalization) of the funds from operations multiples of all U.S. public REITs specializing in regional and super-regional shopping centers (with reported average sales per square foot in excess of $275 (subject to annual increase on each January 1 commencing on January 1, 2002, based on the percentage increase in the Index during WEA's preceding fiscal year) for specialty shops during the same four calendar quarters), based on their funds from operations for the same four calendar quarters and their common share prices for the ten trading days preceding the notice of exchange or purchase, as applicable. The number of ordinary units of WAT to be received in connection with the WAT Exchange Right or the Call Right would be equal to the Cash Amount divided by the product of the $A/$US dollar exchange rate and the market value of an ordinary unit of WAT. The number of ordinary units of WAT to be received in connection with the Right of First Refusal would be equal to the cash consideration to be received pursuant to the applicable Permitted Sale divided by the product of the $A/$US dollar exchange rate and the market value of an ordinary unit of WAT. "Index" means, for each particular year or period in question, the "All Items" portion of the Consumer Price Index for All Urban Consumers: U.S. City Average (1982-84 = 100), issued and published by the Bureau of Labor Statistics of the United States Department of Labor. If the Index ceases to use the 1982-84 average equaling 100 as the basis of calculation, or if a change is made in the terms or number of items contained in the Index, or if the Index is altered, modified, converted or revised in any way, then the Index shall be determined by reference to the index designated as the successor to the prior Index or other substitute index published by the government of the United States and new index numbers shall be substituted for the old index numbers in making the calculations, as may be appropriate. If at any time the Bureau of Labor Statistics shall no longer publish such Index, then any successor or substitute index to the Index published by said Bureau or other governmental agency of the United States, and similarly adjusted as aforesaid, shall be used. If such a successor or substitute index is not available or may not lawfully be used for the purposes herein stated, a reliable governmental or other non-partisan publication agreed upon by the Manager and VFUT shall be used in evaluating the information theretofore used in determining the Index.

      (iv) If the Manager elects to deliver WAT ordinary units and if VFUT is prohibited from owning WAT ordinary units pursuant to applicable law or the owning of such WAT ordinary units would cause VFUT or any of its direct or indirect members or participants to realize unrelated business taxable income ("UBTI") under Section 511-514 of the Internal Revenue Code of 1986, as amended, then WAT and VFUT agree to negotiate in good faith to structure VFUT's ownership of the WAT ordinary units so that such ownership is lawful under applicable law and so that VFUT or any of its direct or indirect members or participants will not realize any UBTI. If the parties are not able to structure VFUT's ownership in the manner described above, then WAT will deliver cash to VFUT in lieu of WAT ordinary units at the reasonable expense of VFUT, which reasonable expenses shall include, but are not limited to, the expense of underwriting or otherwise liquidating the WAT ordinary units."

    (2) Paragraph (3)(b) of the Letter Agreement shall be deleted in its entirety and replaced with the following language:

      "(b) Each of the WAT Exchange Right, the Right of First Refusal and the Call Right will provide that the Manager will use its best efforts to ensure that the ordinary units in WAT

  (including the ordinary units issued pursuant to the WAT Exchange Right, the Right of First Refusal and the Call Right) are officially quoted on the Australian Stock Exchange, as soon as possible after they are issued, and that such official quotation is maintained."

    (3) Paragraph (3)(c) of the Letter Agreement shall be deleted in its entirety and replaced with the following language:

      "(c) Each of the WAT Exchange Right, the Right of First Refusal and the Call Right will provide that the Manager shall indemnify VFUT and its members for any and all taxes, levies and similar charges (including interest and penalties thereon and including any taxes, interest or penalties incurred as a result of the receipt of any indemnity payment hereunder) and reasonable transaction costs incurred by VFUT, its members or by any affiliate of VFUT formed to acquire the WAT ordinary units in connection with the acquisition or disposition of any WAT ordinary units acquired by VFUT pursuant to the WAT Exchange Right, the Right of First Refusal and the Call Right, as applicable, that would not have been incurred by VFUT or its members in connection with an acquisition or disposition of WEA common shares as contemplated by the original Agreement and the Registration Rights Agreement; provided, however, that the Manager shall not indemnify VFUT or its members for such taxes, levies or other charges (i) attributable solely to economic appreciation in the WAT ordinary units occurring after the date on which such units are acquired, or (ii) with respect to a disposition of the WAT ordinary units if such disposition is not completed within sixty (60) days of the date on which such ordinary units are acquired pursuant to the WAT Exchange Right, the Right of First Refusal or the Call Right. Notwithstanding any other provision of this letter agreement, the Manager shall not indemnify VFUT or its members for any tax liability incurred by VFUT or its members as a result of its ownership of any WAT ordinary units other than those acquired pursuant to the WAT Exchange Right, the Right of First Refusal or the Call Right. Although VFUT and its members shall have no duty to seek any refund or challenge any tax, levy or other similar charge, in the event VFUT or its members receives a refund of any amount which gave rise to an indemnification payment hereunder, it shall refund the indemnification payment to the Manager to the extent of the refund, net of collection or other costs (including any additional taxes) related thereto; provided, however, that in connection with the indemnification, the Manager shall be entitled to reasonable contest rights to be specified in each of the WAT Exchange Right, the Right of First Refusal and the Call Right."

    (4) Paragraph (6) of the Letter Agreement shall be amended by (I) adding the word "and" prior to subsection (ii), (II) replacing the semi-colon at the end of subsection (ii) with a period, and (III) replacing subsections (iii) and (iv) with the following language:

  "The Manager's ability to deliver WAT ordinary units under the WAT Exchange Right, the Right of First Refusal and the Call Right shall be subject to the approval of the members of WAT, if necessary, to the issuance to VFUT of the WAT Exchange Right, or the execution of the Right of First Refusal and Call Right, as applicable, and the issuance of WAT ordinary units pursuant to the WAT Exchange Right, the Right of First Refusal and the Call Right, as applicable."

    This letter agreement shall be governed by and construed in accordance with the laws of the State of New York, including, without limitation, Section 5-1401 of the New York General Obligations Law.

    This letter agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall, taken together, be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

    After reviewing this letter agreement, please indicate your acceptance and acknowledgment of our agreement as set forth above by signing and returning a copy of this letter to the undersigned at Westfield America Management Limited, Level 24 Westfield Towers, 100 William Street, Sydney NSW Australia 2011.

Very truly yours,
WESTFIELD AMERICA MANAGEMENT LIMITED, in its capacity as responsible entity and trustee of Westfield America Trust
By:	/s/ IRV HEPNER
Irv Hepner Attorney-In-Fact
ACCEPTED AND ACKNOWLEDGED:
VALLEY FAIR UNIVERSITY TOWNE MEMBER LLC, a Delaware limited liability company
By:
Morgan Guaranty Trust Company of New York, as Trustee under Amended and Restated Declaration of Trust, dated as of June 1, 1999, for its Commingled Pension Trust Fund (Strategic Property), its managing member
	By:	/s/ JUSTIN M. MURPHY
Name: Justin M. Murphy Title: Vice President

QuickLinks

Exhibit 99 (d)(14)
WESTFIELD AMERICA MANAGEMENT LIMITED (ACN 072 780 619) Level 24 Westfield Towers 100 William Street Sydney, NSW Australia 2011
May 22, 2001